CATERPILLAR®


Facsimile Cover Sheet

Total number of pages including cover sheet		Date
	8	June 9, 2005

To

Name	
David Ritenour	
Department/Company	
US Securities and Exchange Commission	
Plant/Office/Address	
Division of Corporate Finance	
Fax	Telephone
202-772-9218	

From

Name	
Esmeralda Gloria	
Company	
Caterpillar Inc.	
Address	
100 N.E. Adams Street	
City, State, Zip	
Peoria, IL 61629-7310	
Fax	Telephone
309/675-6620	309/675-5357

cc: Mary Beth Breslin



CATERPILLAR ®

Caterpillar Inc.

100 NE Adams Street
Peoria, Illinois 61629

June 9, 2005

<u>Via Facsimile</u>
Mr. David Ritenour
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW.
Mail Stop 3-6
Washington, D.C. 20549

      Re: Caterpillar Inc.
            Amendment No. 2 to Registration Statement on Form S-4
            Filed April 28, 2005
            File No. 333-121003

Dear Mr. Ritenour:

Pursuant to our conference call on June 8, 2005, we have revised the section of our Form S-4 entitled, "Material U.S. Federal Income Tax Consequences" to address your concern. We have also provided a revised legal opinion from Gibson, Dunn & Crutcher LLP, to address the issue raised during our call.

Please contact either myself or our Securities Counsel, Sean McKessy ((309) 675-1094), should you have any questions or wish to discuss our changes further. Thank you.

                            Very truly yours,

                            Bryon L. Koepke
                            Caterpillar Inc.
                            Securities Attorney
                            Telephone (309) 675-4787

cc: Mary Beth Breslin

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section describes the material United States federal income tax consequences of participating in the exchange offer and of holding and disposing of the new debentures. Gibson, Dunn & Crutcher LLP, as special tax counsel to Caterpillar, has provided an opinion with respect to the material United States income tax consequences of participating in the exchange offer and of holding and disposing of the new debentures, other than taxation of receipt of the early participation payment and the treatment of cash received in lieu of a fractional new debenture. Such opinion is attached as Exhibit 8 to the registration statement on Form-S-4 of which this prospectus is a part.

This section applies to you only if you exchange your old debentures in this exchange offer, and you hold both old debentures and new debentures as capital assets for tax purposes. The discussion does not apply to you if you are a member of a class of holders subject to special rules, such as: a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a bank, a life insurance company, a tax-exempt organization, a partnership or other entity treated as a partnership for United States federal income tax purposes, a retirement plan, a regulated investment company, a real estate investment trust, a person liable for alternative minimum tax, a person that owns old debentures that are a hedge or that are hedged against interest rate risks, a person that owns old debentures as part of a straddle or conversion transaction for tax purposes, or a holder whose functional currency for tax purposes is not the United States dollar.

The discussion below is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. No ruling has been or will be requested from the Internal Revenue Service on any United States federal income tax matter concerning the exchange offer. As a result, no assurances can be given that the Internal Revenue Service or a court considering these issues will agree with the positions or conclusions discussed in this section.

If an entity treated as a partnership for United States federal income tax purposes holds old debentures or new debentures, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership exchanging old debentures for new debentures, you should consult your own tax advisor about the United States federal income tax consequences of exchanging old debentures for new debentures and of owning and disposing of new debentures.

This section describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of an old debenture and you are: a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income tax regardless of its source, a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust or a trust validly electing to be treated as a United States person. If you are not a United States holder, the discussion does not apply to you and you should consult your own tax advisor concerning the consequences of participating in the exchange offer.

You should consult your own tax advisor concerning the consequences of participating in the exchange offer and of holding and disposing of new debentures in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

Payment for Accrued but Unpaid Interest. The cash payment received for accrued but unpaid interest with respect to the old debentures will be taxable to you as ordinary interest income in accordance with your method of accounting for United States federal income tax purposes.

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Exhibit 8

[FORM OF TAX OPINION]

, 2005

Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629-7310

Ladies and Gentlemen:

We have acted as tax counsel to Caterpillar Inc., a Delaware corporation ("Caterpillar") in connection with the exchange by Caterpillar (the "Exchange") of certain 9⅜% Debentures due March 15, 2021, and 8% Debentures due February 15, 2023 (the "Old Debentures") for new Debentures due 2035 (the "New Debentures").

In formulating our opinion, we have reviewed such documents as we deemed necessary or appropriate, including (i) Amendment No. 3 to the Registration Statement of Caterpillar on Form S-4 dated   , 2005 (the "Registration Statement"), filed with the U.S. Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, including the Prospectus of Caterpillar that is contained therein and (ii) that certain Indenture dated May 1, 1987, and supplemented June 1, 1989, May 15 1992, and December 16, 1996, among Caterpillar (as issuer) and Citibank. N.A. (as trustee). In addition, we have made such other factual and legal inquiries as we have considered necessary or appropriate.

Our opinion set forth below assumes (i) the initial and continuing accuracy of the statements and facts concerning the Exchange set forth in the Registration Statement; (ii) the conformity of the New Debentures to the terms set forth in the Registration Statement; and (iii) the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as reproductions, whether electronic or otherwise. We also have assumed that the transactions related to the Exchange will be consummated in the manner contemplated by the Registration Statement.

Our opinion assumes that both Old Debentures and New Debentures (1) are held by United States persons, as defined in Section 7701(a)(30) of the Internal Revenue Code, as amended (the "Code"), that are not partnerships and (2) are held as capital assets within the meaning of Section 1221 of the Code. The conclusions of the opinion do not apply to a member of a class of holders subject to special rules, such as: a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a bank, a life insurance company, a tax-exempt organization, a partnership or other entity treated as a partnership for United States federal income tax purposes, a retirement plan, a regulated investment company, a real estate investment trust, a person liable for alternative minimum tax, a person that owns Old Debentures that are a hedge or that are hedged against interest rate risks, a person that owns Old Debentures as part of a straddle or conversion transaction for tax purposes, or a holder whose functional currency for tax purposes is not the United States dollar. Holders with respect to whom our tax opinion describes the federal income tax consequences are referred to herein as "Covered Holders."

Opinion Regarding Payment for Accrued, but Unpaid, Interest

The cash payment received for accrued but unpaid interest with respect to the Old Debentures will be taxable to a Covered Holder as ordinary interest income in accordance with such Covered Holder's method of accounting for United States federal income tax purposes.

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Tax Treatment of the Exchange (Other Than Receipt of Cash in Lieu of a Fractional New Debenture)

Background

Under general principles of United States tax law, the modification of a debt instrument creates a deemed exchange of such debt instrument if such modification is "significant." Treasury Regulation Section 1.1001-3(b). Under applicable regulations, the modification of a debt instrument is a "significant" modification if, based on all the facts and circumstances and taking into account all modifications, other than certain specified modifications, the legal rights or obligations that are altered and the degree to which they are altered is "economically significant." Treasury Regulation Section 1.1001-3(e)(1). If a modification that is not significant is made to a debt instrument, the new or modified instrument is treated as the same instrument as the old or unmodified instrument, but with revised terms, and a holder does not recognize gain or loss as a result of such modification. Treasury Regulation Section 1.1001-3(b). Treasury Regulations provide that a change in yield of a debt instrument by more than the greater of ¼ of one percent (25 basis points) and five percent of the annual yield of the unmodified instrument (such change the "Change in Yield Threshold") is a significant modification, and that a deferral of the maturity date for a period equal to the lesser of five years or 50% of the original term of the instrument is not a significant modification. Treasury Regulation Sections 1.1001-3(e)(2)(ii) (change in yield), 1.1001-3(e)(3)(ii) (deferral of maturity).

Opinion

If the difference in yield between the New Debentures and the Old Debentures (taking into account the early participation payment, if received) exceeds the Change in Yield Threshold, the exchange of such Old Debentures for New Debentures by a Covered Holder will be treated as an exchange for federal income tax purposes.

If the difference in yield between the New Debentures and the Old Debentures (taking into account the early participation payment, if received) does not exceed the Change in Yield Threshold, the exchange of such Old Debentures for New Debentures by a Covered Holder should be treated as an exchange for federal income tax purposes. This opinion, under the facts and circumstances test described above under the heading "Background," is based on the extension of the maturity date from that of the Old Debentures and the deferral of payments represented by the increased principal amount of the New Debentures. Because of the factual nature of the inquiry and the lack of legal authority directly on point, it is impossible to know with certainty if the modification of such Old Debentures constitutes a significant modification.

If the Exchange is treated as an exchange for federal income tax purposes, the exchange of Old Debentures for New Debentures by a Covered Holder will qualify as a tax-free recapitalization under Section 368(a)(1)(E) of the Code.

Opinion Regarding Tax Consequences of the Exchange

Under the rules governing the treatment of holders participating in a tax-free recapitalization under Section 368(a)(1)(E) of the Code, a Covered Holder will recognize gain (but not loss), if any, in respect of the Exchange in an amount equal to the lesser of (i) the amount of the early participation payment included in the total exchange price received by such Covered Holder plus the fair market value (likely the issue price) of any excess of the principal amount of the New Debentures received over the principal amount of the Old Debentures surrendered (such sum, the "Other Consideration"), or (ii) the excess of the issue price of the New Debentures plus the early participation payment included in the total exchange price received by the Covered Holder over such Covered Holder's adjusted tax basis in the Old Debentures surrendered in the Exchange. If a Covered Holder exchanges Old Debentures that were acquired in multiple transactions (a "Block"), the gain calculation described above must be made separately for each Block of Old Debentures exchanged, and a loss realized on

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one such Block of Old Debentures may not be used to offset a gain recognized on another Block of Old Debentures. The issue price of the New Debentures will equal the fair market value of the New Debentures on the issue date. The portion of the New Debentures not treated as part of the Other Consideration will have an initial tax basis in a Covered Holder's hands equal to the tax basis of the Old Debentures exchanged therefor increased by the amount of gain recognized by the Covered Holder in the Exchange and decreased by the amount of the Other Consideration that is received by the Covered Holder. Such portion of the New Debentures will have a holding period that includes the period during which the Covered Holder held Old Debentures. The portion of the New Debentures treated as part of the Other Consideration, if any, will have an initial tax basis in a Covered Holder's hands equal to the fair market value of such portion and will have a holding period that begins the day after the Exchange (which may be attributable to an identifiable portion of the New Debentures received). Except as provided below with respect to market discount, gain (and loss on a Fractional New Debenture, discussed below) recognized in the Exchange will be capital gain and, subject to the discussion of a portion of the New Debentures being treated as Other Consideration, will be long-term capital gain, if, at the time of the Exchange, a Covered Holder's holding period for the Old Debentures exceeded one year.

Opinion Regarding Market Discount

Old Debentures will be considered to have been acquired with market discount if the stated redemption price at maturity of the Old Debentures at the time of the acquisition exceeded a Covered Holder's initial tax basis in the Old Debentures by more than a statutory *de minimis* amount. Gain recognized will be treated as ordinary income to the extent of any market discount on the Old Debentures exchanged that has accrued during the period that a Covered Holder held the Old Debentures and that has not previously been included in income by such Covered Holder. Accrued market discount on Old Debentures not previously treated as ordinary income (including, as described above, in connection with the exchange of Old Debentures for New Debentures) will carry over to the New Debentures received in the Exchange. Market discount accrues on a ratable basis unless a Covered Holder elects to accrue the market discount using a constant-yield method. A Covered Holder may be required to defer, until the maturity of an Old or a New Debenture or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such debenture. A Covered Holder may elect to include market discount in income currently as it accrues (on either a ratable or a constant-yield basis), in which case the rule described above regarding deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Interval Revenue Service. If an election is made to include market discount in income currently, the basis of the debenture in a Covered Holder's hands will be increased by the amount so included. If a Covered Holder does not elect to include market discount in income as it accrues, it will be included as ordinary income upon sale or retirement of the New Debenture.

Opinion Regarding Taxation of New Debentures

A Covered Holder must include interest payments on the New Debentures in gross income as ordinary income at the time such Covered Holder receives the interest or when it accrues, depending on such Covered Holder's method of accounting for tax purposes. If the stated redemption price at maturity of the New Debentures exceeds their issue price by more than a statutory *de minimis* amount, the New Debentures will be treated as issued with original issue discount, which must be included in income as it accrues, regardless of a Covered Holder's method of accounting. Any amount not treated as original issue discount because it is *de minimis* original issue discount must be included in income (generally as gain from the sale of the New Debentures) as principal payments are received on the New Debentures.

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If a Covered Holder's basis in the New Debentures exceeds the principal amount of the New Debentures such Covered Holder will be entitled to elect to amortize such excess on a constant-yield basis over the term of the New Debentures as an offset to interest income (and not as a separate item of deduction), but only as the Covered Holder takes stated interest into account under its regular method of tax accounting. A Covered Holder's tax basis in a New Debenture will be reduced by the amount of bond premium so amortized. A Covered Holder that does not elect to amortize bond premium will be required to report the full amount of stated interest on the New Debenture as ordinary income. An election to amortize bond premium, once made, would apply to all debt instruments held or subsequently acquired by the Covered Holder on or after the first day of the first taxable year to which the election applies, and it may not be revoked without the consent of the Internal Revenue Service.

A Covered Holder generally will recognize gain or loss on the sale or retirement of New Debentures equal to the difference between the amount realized on the sale or retirement and such Covered Holder's adjusted basis in such New Debentures. Except to the extent of any accrued, but unpaid, interest or accrued market discount that has not yet been taken into account, any such gain or loss will be capital gain or loss.

Opinion Regarding Backup Withholding and Information Reporting

With respect to noncorporate Covered Holders, Caterpillar and other payors generally are required to report to the Internal Revenue Service all payments of principal, any premium and interest on Old Debentures and New Debentures, as well as the early participation payments included in the total exchange price, on Internal Revenue Service Forms 1099. In addition, Caterpillar and other payors are required to report to the Internal Revenue Service any payment of proceeds of the sale of a New Debenture before maturity within the United States. Additionally, backup withholding will apply to any payments to a noncorporate Covered Holder that fails to provide an accurate taxpayer identification number, is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on federal income tax returns or, in certain circumstances, has failed to comply with applicable certification requirements.

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We express no opinion concerning any matters other than those specifically set forth above. Specifically, we are unable to opine on the following topics discussed under the heading "Material U.S. Federal Income Tax Consequences" in the Registration Statement:

Taxation of Receipt of the Early Participation Payment

The United States federal income tax treatment of the receipt of the early participation payment upon the Exchange of Old Debentures for New Debentures is uncertain and there is no legal authority addressing the federal income tax consequences of its receipt. As a result, we cannot opine as to such consequences. It is possible that receipt of the early participation payment by a Covered Holder in connection with the Exchange would be treated as additional consideration received as part of the Exchange. Alternatively, such payment could be treated as a separate payment in the nature of a fee paid for a Covered Holder's early tender of Old Debentures, in which case a Covered Holder likely would recognize ordinary income in the amount of such early participation payment.

Treatment of Cash Received in Lieu of a Fractional New Debenture

There is no authority directly on point regarding the treatment of the receipt of cash in lieu of a fractional debenture; accordingly, we are unable to opine on such consequences. If a Covered Holder receives cash in lieu of a New Debenture in a principal amount of less than $1,000 (a "Fractional New

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Debenture"), such cash may be treated in the same manner as Other Consideration. Alternatively, a Covered Holder could recognize gain or loss in an amount equal to the difference between (i) the amount of cash received in lieu of a Fractional New Debenture and (ii) such Covered Holder's adjusted tax basis in the Fractional New Debenture deemed to be exchanged.

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Our opinion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service, and case law, any of which may be changed at any time with retroactive effect. Any change in applicable law or the facts and circumstances surrounding the Exchange or the terms of the New Debentures, or any inaccuracy in the statements, facts, assumptions, and representations on which we relied, may affect the continuing validity of the opinion set forth herein. We assume no responsibility to inform you of any such changes or inaccuracy that may occur or come to our attention.

This opinion is furnished to you in connection with the Exchange and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our prior written consent. We consent to the use of our name under the heading "Material U.S. Federal Income Tax Consequences" in the Registration Statement. We hereby consent to the filing of this opinion with the Commission as Exhibit 8 to the Registration Statement. In giving these consents, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

GIBSON, DUNN & CRUTCHER LLP

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